Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

WeRide Inc.

文遠知行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2026

The board (the “Board”) of directors (the “Directors”) of WeRide Inc. (“WeRide” or the “Company”) is pleased to announce the unaudited consolidated financial results of the Company and its subsidiaries (collectively, the “Group”) for the six months ended June 30, 2026 (the “Reporting Period”), together with comparative figures for the six months ended June 30, 2025.

FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

•	Total revenue for the Reporting Period reached RMB345.9 million, an increase of 73.3% year over year (“YoY”).

•	Overseas revenue increased by 154.4% YoY.

•	Gross profit was RMB126.5 million; gross margin improved to 36.6% from 30.6% in the same period of 2025.

•	Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) was negative RMB667.0 million, narrowing by 6.5% YoY.

OPERATING HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

•	As of July 31, 2026, the Group’s global L4 fleet comprised approximately 3,400 vehicles, including more than 1,800 robotaxis.

•	The Group is rapidly replicating its asset-light robotaxi business model in additional overseas markets.

•	In Spain, the Group and Uber announced plans to launch Spain’s first commercial robotaxi pilot in the Region of Madrid, marking our fourth joint deployment globally and our first entry into the European market.

•	In Switzerland, the Group is working with Uber to advance the deployment of robotaxi services in the Greater Zurich Region, marking our fifth joint deployment globally and second in Europe.

* For identification purposes only

•	In Denmark, the strategic partnership with GreenMobility (Nasdaq Copenhagen: GREENM), marked the Group’s sixth European market and first in the Nordic region.

•	In Singapore, the Group commenced public operations in Punggol district in partnership with Grab.

•	In the Middle East, building on our achievement of fully driverless robotaxi operations in Abu Dhabi and Dubai, our overall robotaxi service area covers more than 70% of the core urban area in the city. As of July 31, 2026, our robotaxi fleet in the Middle East was approximately 400 vehicles.

•	The Group continued to enhance the scale and efficiency of its robotaxi operations in the Chinese market.

•	In 2Q2026, average daily rides per vehicle increased by 24% quarter over quarter (“QoQ”) to over 21 rides, with peak daily completed rides per vehicle reached 28; quarterly domestic ride-hailing revenue increased by approximately 140% QoQ.

•	In Guangzhou, the fully driverless robotaxi service area tripled compared with the end of 2025, covering Huangpu, Tianhe and Haizhu districts with commercial operations available 24/7.

•	In 2Q2026, registered users of WeRide robotaxi service saw QoQ growth of 35%.

•	The Group achieved significant progress in other autonomous driving businesses.

•	The Group’s robobus service in Zuirch became the first in Europe to operate without an onboard safety operator, with its service in Leuven, Belgium, expected to follow in Q32026. The Group also partnered with Renault Group for the third consecutive year to provide robobus shuttle services during the Roland Garros French Open. In addition, it operates robobus mobility services in Japan, Saudi Arabia, Singapore and the UAE.

•	As of the date of this announcement, our autonomous driving businesses have expanded to more than 60 cities across 13 countries.

•	The Group’s L2++/L3 solutions entered a phase of rapid growth.

•	In 2Q2026, total deliveries of WRD 3.0, our one-stage, end-to-end L2++/L3 solution, were approximately 30,000 units. To date, the Group has secured L2++ production design wins for over 30 vehicle models. WRD 3.0 has also begun on-road testing and localization validation in France, Germany, Japan and other international markets.

•	The Group further strengthened its technology foundation through WeRide GENESIS and WeRide WITT.

•	WeRide GENESIS compresses millions of kilometers of road testing into days and reduces data collection and annotation costs by over 75%. It received two international technology awards in June 2026.

•	WeRide WITT, the Group’s physical AI cognitive foundation model, derives fundamental principles governing the physical world from operational data. It reduces token costs by up to 98%, processes up to 10,000 minutes of vehicle-operation video per day on a single GPU and delivers up to 200 times greater data-processing efficiency on comparable workloads.

•	In June 2026, the Group announced the joint development of robotaxis specifically designed for right-hand-drive markets with Geely Farizon and Kwoon Chung Bus Holdings Limited. The deployment of commercial right-hand-drive robotaxi services will begin in Singapore and Hong Kong, paving the way for broader adoption of autonomous mobility solutions across right-hand-drive markets worldwide.

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

Revenue

Total revenue increased by 73.3% to RMB345.9 million (US$51.0 million) for the six months ended June 30, 2026, compared with RMB199.6 million for the six months ended June 30, 2025. The increase was primarily driven by the continued expansion of our L4 business, led by robotaxi and robobus, as well as the rapid growth of our L2++/L3 business.

Cost of revenue

Cost of revenue was RMB219.4 million (US$32.3 million) for the six months ended June 30, 2026, compared with RMB138.6 million for the six months ended June 30, 2025. The increase was primarily attributable to, and generally in line with, revenue growth in our L4 and AI infrastructure businesses3.

Gross profit and gross margin

Gross profit was RMB126.5 million (US$18.6 million) for the six months ended June 30, 2026, compared with RMB61.1 million for the six months ended June 30, 2025. Gross margin increased to 36.6% for the six months ended June 30, 2026, compared with 30.6% for the six months ended June 30, 2025. The gross margin expansion was mainly driven by increased revenue contribution from our higher-margin L2++/L3 business and overseas L4 business.

Operating expenses

Operating expenses were RMB1,001.6 million (US$147.6 million) for the six months ended June 30, 2026, compared with RMB951.4 million for the six months ended June 30, 2025.

•	R&D expenses were RMB797.7 million (US$117.6 million) for the six months ended June 30, 2026, compared with RMB644.6 million for the six months ended June 30, 2025. The increase was primarily due to higher personnel and outsourcing labor costs, depreciation and amortization expenses and cloud service fees.

•	Administrative expenses were RMB152.1 million (US$22.4 million) for the six months ended June 30, 2026, compared with RMB278.9 million for the six months ended June 30, 2025. The decrease was primarily due to lower share-based compensation expenses and reduced professional services fees related to our global offering and legal and compliance matters.

•	Selling expenses were RMB51.9 million (US$7.6 million) for the six months ended June 30, 2026, compared with RMB27.8 million for the six months ended June 30, 2025. The increase was primarily due to higher personnel costs and increased marketing and advertising expenses.

[3]	AI infrastructure business mainly represents intelligent data services.

Loss for the period

Loss for the period was RMB789.8 million (US$116.4 million) for the six months ended June 30, 2026, compared with RMB791.5 million for the six months ended June 30, 2025.

Non-IFRS adjusted loss for the period was RMB664.6 million (US$98.0 million) for the six months ended June 30, 2026, compared with RMB595.1 million for the six months ended June 30, 2025. Non-IFRS adjusted loss for the period is defined as loss for the period excluding share-based compensation expenses and fair value changes of financial assets at fair value through profit and loss (“FVTPL”), as set out below:

	For the six months ended June 30,
	2025	2026
	RMB’ 000	RMB’ 000
Loss for the period	(791,517)	(789,750)
Add:
Share-based compensation expenses	219,522	119,210
Fair value changes of financial assets at FVTPL	(23,154)	5,909
Adjusted loss for the period	(595,149)	(664,631)

EBITDA

EBITDA was negative RMB667.0 million (US$98.3 million) for the six months ended June 30, 2026, narrowing by 6.5% compared with negative RMB713.3 million for the six months ended June 30, 2025. EBITDA is defined as loss for the period excluding income tax, finance costs, depreciation and amortization expenses, as set out below:

	For the six months ended June 30,
	2025	2026
	RMB’ 000	RMB’ 000
Loss for the period	(791,517)	(789,750)
Add: Income tax	1,877	(141)
Finance costs	3,292	5,089
Depreciation and amortization expenses	73,027	117,813
EBITDA	(713,321)	(666,989)

Basic and diluted loss per share/ADS

Basic and diluted loss per ordinary share for the six months ended June 30, 2026 was RMB0.79 (US$0.12), compared with RMB0.87 for the six months ended June 30, 2025. Basic and diluted loss per ADS for the six months ended June 30, 2026 was RMB2.37 (US$0.36), compared with RMB2.61 for the six months ended June 30, 2025.

Balance sheet

As of June 30, 2026, the Group held RMB5,374.8 million (US$792.2 million) in cash and cash equivalents and time deposits, RMB2.3 million (US$0.3 million) in investments in wealth management products recorded as current financial assets at FVTPL, and RMB21.4 million (US$3.2 million) in restricted cash, for an aggregate amount of RMB5,398.5 million (US$795.6 million).

As of June 30, 2026, the Group had short-term bank loans of RMB485.0 million (US$71.5 million).

BUSINESS REVIEW AND OUTLOOK

Business review

1.	Overall Performance

The Group delivered strong results in the Reporting Period, with total revenue reaching RMB345.9 million, an increase of 73.3% from RMB199.6 million in the same period of 2025. During the Reporting Period, overseas revenue increased by 154.4% YoY, continuing its rapid growth trajectory and underscoring the progressive rollout of the Group’s proven asset-light overseas expansion model.

Gross profit for the Reporting Period was RMB126.5 million, with gross margin improving to 36.6% from the same period of 2025, mainly attributable to the increasing contribution from higher-margin L2++/L3 solutions, as well as overseas L4 business.

EBITDA for the Reporting Period was negative RMB667.0 million, narrowing by 6.5% from negative RMB713.3 million for the same period of 2025.

2.	L4 Robotaxi

Robotaxi is the Group’s flagship product and the central driver of our commercialization strategy. As of July 31, 2026, the Group’s global L4 fleet comprised approximately 3,400 vehicles, including more than 1,800 robotaxis.

Overseas operations

In Spain, the Group and Uber announced plans to launch Spain’s first commercial robotaxi pilot in the Region of Madrid, marking our fourth joint deployment globally and our first entry into the European market together. The service is expected to begin operations later this year. In Switzerland, following its receipt of the first driverless robotaxi permit from FEDRO in November 2025, the Group is working with Uber to advance the deployment of robotaxi services in the Greater Zurich Region, marking our fifth joint deployment globally and second in Europe. Prior to this project, the Group had launched robotaxi services in Zurich in collaboration with Swiss Federal Railways (Schweizerische Bundesbahnen, “SBB”), Swiss Transit Lab and ioki, a well-known European provider of on-demand mobility services. In Denmark, the Group entered its sixth European market and expanded into the Nordic region for the first time through a strategic partnership with GreenMobility. In addition, the Group launched Slovakia’s first autonomous driving program in March 2026 in partnership with ELEVATE Slovakia.

In the Middle East, building on fully driverless robotaxi operations in Abu Dhabi and Dubai — including Dubai’s first fully driverless, fare-charging service launched in April 2026 with Uber and Dubai’s Roads and Transport Authority — the Group’s overall approved service area now covers more than 70% of the core urban area in the city. As of July 31, 2026, our robotaxi fleet in the Middle East comprised approximately 400 vehicles.

In Singapore, the Group commenced public operations in Singapore’s Punggol district in partnership with Grab, marking an important milestone in the Group’s Southeast Asia expansion.

China operations

During the Reporting Period, fleet utilization and per-vehicle unit economics continued to improve. In 2Q2026, average daily rides per vehicle increased by 24% QoQ to over 21 rides, with peak daily completed rides per vehicle reaching 28. In 2Q2026, registered users of WeRide robotaxi service saw QoQ growth of 35%, with quarterly ride-hailing revenue increasing by approximately 140% QoQ. Building on its core operational hubs in Beijing and Guangzhou, the Group continuously expanded the service area of its fully driverless robotaxi services. In Guangzhou, the service area tripled compared with the end of 2025 and now spans the Huangpu, Tianhe and Haizhu districts with 24/7 commercial operations. These complex operating environments further validate the safety and operational stability of the Group’s autonomous driving system.

3.	Other L4 Business

The Group continued to accelerate its global robobus rollout. In Zurich, its robobus began operating without a front-seat safety operator, marking the first deployment of its kind in Europe. The Group’s commercial robobus service in Leuven, Belgium, is planned to operate without a front-seat safety operator in Q32026. The Group also partnered with Renault Group for the third consecutive year to provide robobus shuttle services during the Roland Garros French Open. In addition, the Group operates robobus mobility services in Japan, Saudi Arabia, Singapore, and the UAE.

As of the date of this announcement, our autonomous driving businesses have expanded to more than 60 cities across 13 countries.

4.	L2++/L3 Business

The Group’s one-stage, end-to-end L2++/L3 solution, WRD 3.0, entered a phase of rapid growth. In 2Q2026, total deliveries of WRD 3.0, were approximately 30,000 units. To date, the Group has secured L2++ production design wins for over 30 vehicle models. In April 2026, GAC Aion officially launched the Aion N60, its first mass-produced passenger vehicle jointly developed with the Group. The model also marked the Group’s first mass-production deployment of its one-stage, end-to-end technology on the Qualcomm Snapdragon platform. In the same month, WRD 3.0 became the first and only six-time consecutive champion of the China Urban Intelligent Driving Competition. WRD 3.0 has also begun on-road testing and localization validation in France, Germany, Japan and other overseas markets.

5.	Technology Development

During the Reporting Period, the Group further strengthened its technology foundation. WeRide GENESIS, the Group’s proprietary world model, creates a closed loop from perceiving to understanding the physical world, enabling systems to train, validate and iterate in large-scale, high-fidelity virtual environments, compressing millions of kilometers of road testing into days while reducing data collection and annotation costs by more than 75%. In June 2026, WeRide GENESIS received the Simulation Innovation Award at the 2026 Automotive Testing Technology International Awards and the Overall Gen-AI Solution of the Year at the 2026 AI Breakthrough Awards.

In July 2026, the Group introduced WeRide WITT, its physical AI cognitive foundation model, which continuously extracts fundamental principles governing the physical world from vast volumes of operational data. Compared with general-purpose AI models that often rely on hundreds of billions of parameters, WeRide WITT reduces token costs by up to 98%, processes up to 10,000 minutes of vehicle-operation video per day on a single GPU, and delivers up to 200 times greater data-processing efficiency in comparable workloads.

In June 2026, we announced the joint development of robotaxis specifically designed for right-hand-drive markets, as part of a strategic partnership with Geely Farizon and Kwoon Chung Bus Holdings Limited. The deployment of commercial right-hand-drive robotaxi services will begin in Singapore and Hong Kong, bringing transformative autonomous mobility solutions to right-hand-drive markets worldwide.

Outlook

Looking ahead, the Group will continue to pursue a dual strategy featuring asset-light, high-margin overseas expansion and self-operated domestic growth. Overseas, the Group will expand into new markets to capture powerful compound scaling effects, with marginal costs declining and deployment efficiency improving as its geographic footprint expands. In China, it will increase fleet density and operational capacity while further developing its end-to-end local commercial ecosystem. Drawing on proven operational experience in China and overseas, the Group is developing a standardized global L4 operating system built around robotaxis to scale and roll out our validated commercial model worldwide. From a technology perspective, the Group’s continuously evolving full-stack data toolchain strengthens its physical AI infrastructure, accelerates algorithm iteration and reinforces its technological moat, further enhancing driving safety, system performance and adaptability across diverse operating scenarios.

1.	Global Robotaxi scale-up

Across our prioritized core overseas markets with mature operations, we have established a comprehensive end-to-end commercial operating model, delivered consistent profitability at the individual city level, and maintained steady operational expansion. Building on this proven operational framework, we are advancing our commercial rollout across multiple European markets. We expect to launch Spain’s first commercial robotaxi service in Madrid by the end of 2026, expand autonomous mobility services across the Greater Zurich Area through our second collaborative deployment with Uber in Europe, and partner with GreenMobility to launch public autonomous transportation services in Denmark in 1H2027. Our proven overseas operating model generates compounding economies of scale, whereby marginal costs decline incrementally with each new market entry and enable rapid, cost-effective business replication across geographies. In China, we plan to expand our footprint into additional major cities, prioritizing key first-tier metropolitan areas, while continuing to refine our local commercial operating model and broaden the coverage of our domestic L4 operations.

2.	Replicable asset-light overseas model

The Group’s asset-light overseas expansion model is highly replicable, enabling rapid deployment at scale across multiple cities. Having established end-to-end commercial ecosystems in multiple international markets, the Group will continue to deepen its presence in key cities worldwide while further refining a standardized operating model for L4 urban mobility services.

3.	L2++/L3 ramp-up and margin contribution

Built on the same technology platform as the Group’s L4 solutions, its one-stage, end-to-end L2++/L3 solution has entered a phase of rapid commercial growth. As the business scales, fixed investments can be leveraged more efficiently, creating the potential for meaningful incremental contributions to the Group’s overall profitability. The Group will continue to expand its OEM partnerships and advance the localization validation of WRD 3.0 in international markets, bringing its proven intelligent driving solutions to a broader range of customers worldwide.

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity and capital resources

During the Reporting Period, we primarily financed our operations through our existing cash. As of June 30, 2026, we had aggregate balances of RMB5.4 billion in cash, cash equivalents, time deposits, restricted cash, and investments in wealth management products, which were recorded in current financial assets at FVTPL, representing a decrease of 24.3% compared with RMB7.1 billion as of December 31, 2025.

Bank loans

As of June 30, 2026, our outstanding bank borrowings amounted to RMB485.0 million, which were denominated in RMB and primarily used to supplement our working capital. The bank borrowings were repayable in one year, bearing interest rates of 2.11% to 2.21%.

Pledge of assets

As of June 30, 2026, our bank balances of RMB21.4 million were held as secured amounts in certain bank accounts for the issuance of letters of guarantee, and the payment of rentals and credit card obligations.

As of June 30, 2026, certain patents were pledged for certain bank loans.

Gearing ratio

Our gearing ratio increased from 12% as of December 31, 2025 to 18% as of June 30, 2026, calculated by dividing total liabilities by total assets.

Material investments

During the Reporting Period, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2026). As of June 30, 2026, the Group did not have other plans for material investments and capital assets.

Capital expenditure commitments

As of June 30, 2026, the Group had aggregate capital expenditure commitments amounting to RMB9.0 million.

Contingent liabilities

As of June 30, 2026, the Group did not have any material contingent liabilities.

Material acquisitions and disposals

The Group did not conduct any material acquisitions and disposals during the Reporting Period.

Risk management

Foreign exchange risk

Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities are denominated in a currency that is not the respective functional currency of our subsidiaries. We manage our foreign exchange risks by closely monitoring the movement of foreign currency rates and would consider hedging significant foreign currency exposure should the need arise.

Interest rate risk

Interest-bearing financial instruments at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest risk, respectively. We determine the appropriate weightings of fixed and floating rate interest-bearing instruments based on current market conditions and perform regular reviews and monitoring to achieve an appropriate mix of fixed and floating rate exposure. We do not enter into financial derivatives to hedge interest rate risk.

Employees and remuneration policies

As of June 30, 2026, the Group had 4,952 full-time employees and 533 temporary employees (interns) globally, among whom 5,322 employees were based in China, including in Guangzhou, Shanghai, Beijing, and 163 employees outside China.

The following table sets forth the number of employees (including temporary employees) of the Group as of June 30, 2026.

Function	Number of employees	Percentage of total employees
R&D engineering	1,066	19.43%
R&D data processing	4,125	75.21%
Sales and marketing	116	2.11%
Operations	79	1.44%
General management and administration	99	1.80%
Total	5,485	100.00%

The Group mainly recruits its employees through on-campus job fairs, employee referrals, industry referrals and online channels including our corporate website and social networking platforms. The Group undertakes a strict interview process for recruitment purposes. The Group enters into standard employment agreements, as well as confidentiality and non-compete agreements with its employees in accordance with market practice. The Group has adopted a training protocol in the Chinese Mainland, pursuant to which it provides pre-employment and ongoing management and technical training to its employees.

The Group offers its employees competitive compensation packages, performance-based cash bonuses and other incentives. The Group participates in various employee social security plans for its PRC-based employees, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing provident fund.

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CORPORATE GOVERNANCE

The Company is committed to achieving high standards of corporate governance with a view to safeguarding the interests of its shareholders and enhancing corporate value and accountability.

Compliance with the Corporate Governance Code

The Company has adopted the code provisions in the Corporate Governance Code set out in Appendix C1 to the Listing Rules as its own code to govern its corporate governance practices. During the Reporting Period, the Company has complied with all the code provisions of the Corporate Governance Code, save and except for the following.

Pursuant to code provision C.2.1 in Part 2 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from, the requirement that the roles of chairman and chief executive should be separate and should not be performed by the same individual. The Company does not have a separate chairman of the Board and CEO, and Dr. Tony Xu Han currently performs these two roles. The Board believes that vesting the roles of both the chairman of the Board and CEO in the same person has the benefit of ensuring consistent leadership within the Group and enabling more effective and efficient overall strategic planning and execution of strategic initiatives for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired, and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review this arrangement and will consider splitting the roles of the chairman of the Board and CEO at a time when it is appropriate taking into account the circumstances of the Group as a whole.

Pursuant to code provision C.1.5 in Part 2 of the Corporate Governance Code, non-executive directors and independent non-executive directors should attend general meetings to gain and develop a balanced understanding of the views of shareholders. Mr. Kazuhiro Do (who resigned on March 31, 2026) and Dr. Tony Fan-cheong Chan were unable to attend the extraordinary general meeting held on March 13, 2026 due to other business commitments, and Mr. Ichijo Futakawa, Ms. Huiping Yan and Dr. Tony Fan-cheong Chan were unable to attend the annual general meeting held on June 26, 2026 due to other business commitments. The other Board members, including both executive Directors, namely Dr. Tony Xu Han and Dr. Yan Li, attended both general meetings and were available to answer shareholders’ questions. Prior to the meetings, the absent non-executive Directors and independent non-executive Directors had reviewed all relevant meeting materials, understood the matters to be considered, and expressed their views and discharged their duties as Directors. The Board is of the view that such temporary absence did not have any material adverse impact on the Company’s corporate governance standards, the effective functioning of the Board, or the daily operations of the Group, The Board will continue to monitor Directors’ attendance at general meetings and remind all Directors of their obligations in this regard.

Compliance with the Model Code

The Company has adopted the Model Code set out in Appendix C3 to the Listing Rules as its code of conduct regarding Directors’ securities transactions. Specific enquiry has been made of all the Directors and the relevant employees who are likely to be in possession of inside information of the Group, and they have confirmed that they have complied with the Model Code during the Reporting Period.

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Audit Committee

The Audit Committee of the Company comprises three independent non-executive Directors, namely Ms. Huiping Yan, Mr. David Zhang, and Dr. Tony Fan-cheong Chan, with Ms. Huiping Yan (being the independent non-executive Director with the appropriate accounting or related financial management expertise as required under Rules 3.10(2) and 3.21 of the Listing Rules) as the chairperson of the Audit Committee.

The Audit Committee has reviewed the unaudited consolidated financial statements and the unaudited interim results of the Group for the Reporting Period, and there is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Company.

The Audit Committee has met with the independent auditor of the Company, KPMG. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and risk management and internal control systems and financial reporting matters with senior management of the Company.

The independent auditor of the Company, KPMG, has reviewed the unaudited condensed consolidated interim financial statements of the Group for the Reporting Period in accordance with Hong Kong Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity .

OTHER INFORMATION

Use of proceeds from the Global Offering

On November 6, 2025, the Class A ordinary shares of the Company were listed on the Main Board of the Stock Exchange and the Company successfully raised net proceeds, after deducting the underwriting fees and commissions, of approximately HK$2,318.0 million (the “Global Offering Net Proceeds”). As of June 30, 2026 and up to the date of this announcement, the Company has not utilized any Global Offering Net Proceeds. As of the date of this announcement, there was no change in the intended use of the Global Offering Net Proceeds as previously disclosed in “Future Plans and Use of Proceeds” in the Hong Kong Prospectus. The Company plans to gradually utilize the Global Offering Net Proceeds in accordance with such intended purposes depending on actual business; the Global Offering Net Proceeds are expected to be utilized within the next two to three years.

To the extent that the Global Offering Net Proceeds are not immediately used for the intended purposes, and to the extent permitted by the relevant laws and regulations, the Group intends to deposit the proceeds in short-term interest-bearing accounts at licensed commercial banks and/or other authorized financial institutions (as defined under the SFO or applicable laws and regulations in other jurisdictions).

Interim dividend

The Board does not recommend any interim dividend for the six months ended June 30, 2026.

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Purchase, sale and redemption of the Company’s listed securities

During the Reporting Period, the Company repurchased a total of 27,447,800 Class A ordinary shares at an aggregate consideration of HK$542.98 million on the Stock Exchange and a total of 4,335,433 ADSs at an aggregate consideration of US$30.02 million on Nasdaq. Particulars of the repurchases made by the Company during the Reporting Period are as follows:

			Price paid per Class A
			ordinary share
		Number of Class A
		Ordinary Shares			Aggregate
Time of repurchase	Venue of repurchase	repurchased(1)	Highest	Lowest	consideration paid
March 2026	The Stock Exchange	17,029,000	HK$20.32	HK$17.53	HK$336,857,621.00
	Nasdaq	3,234,039	US$2.64	US$2.30	US$7,999,502.75
April 2026	Nasdaq	2,280,000	US$2.50	US$2.43	US$5,667,396.79
May 2026	The Stock Exchange	6,847,100	HK$20.66	HK$17.23	HK$131,981,547.00
	Nasdaq	4,238,817	US$2.50	US$2.21	US$10,245,748.47
June 2026	The Stock Exchange	3,571,700	HK$21.30	HK$19.58	HK$74,136,958.00
	Nasdaq	3,253,443	US$1.99	US$1.79	US$6,109,271.36

Note:

(1)	The securities purchased on Nasdaq were in the form of ADS. One ADS represents three Class A Ordinary Shares.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Stock Exchange (including the sale or transfer of treasury shares) during the Reporting Period. As of the date of this announcement, the Company holds 40,454,099 treasury shares.

Important events after the Reporting Period

No important events affecting the Group occurred since June 30, 2026 and up to the date of this announcement.

Publication of interim results announcement and interim report

This interim results announcement is published on the websites of the Stock Exchange at http://www.hkexnews.hk and the Company at www.weride.ai. The interim report of the Company for the Reporting Period containing all the information required by the Listing Rules will be dispatched to the shareholders of the Company (if requested) and will be made available on the websites of the Stock Exchange and the Company in due course.

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About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded robotaxi company. Our autonomous vehicles have been tested or operated in over 60 cities across 13 countries. We are also the first and only technology company whose products have received autonomous driving permits in eight markets: China, Switzerland, the UAE, Singapore, France, Saudi Arabia, Belgium, and the U.S. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named to Fortune’s 2025 Change the World and 2025 Future 50 lists.

Use of Non-IFRS Financial Measures

In evaluating its business, the Company considers and uses the non-IFRS financial measures of (i) adjusted loss for the period and (ii) EBITDA as supplemental measures to review and assess operating performance. The Company believes that adjusted loss for the period and EBITDA provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management. The Company defines adjusted loss for the period as loss for the period excluding share-based compensation expenses and fair value changes of financial assets at FVTPL. The Company defines EBITDA as loss for the period excluding income tax, finance costs, depreciation and amortization expenses.

The Company presents the non-IFRS financial measures because they are used by its management to evaluate its operating performance and formulate business plans. Adjusted loss for the period enables the Company’s management to assess the Company’s operating results without considering the impact of the aforementioned non-cash adjustment items that it does not consider to be indicative of its core operations. EBITDA enables the Company’s management to assess the Company’s operating results without considering the impact of income tax, finance costs, and depreciation and amortization expenses and focus more on the operating cash items. Accordingly, the Company believes that the use of these non-IFRS financial measures provide useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. The non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using the non-IFRS financial measures is that they do not reflect all items of expenses that affect the Company’s operations. Further, these non-IFRS measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore the comparability may be limited.

15

The non-IFRS financial measures should not be considered in isolation or construed as alternatives to loss for the period or any other measure of performance information prepared and presented in accordance with IFRS or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s historical non-IFRS financial measures in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing the Company’s data comparatively. It is encouraged that you review the Company’s financial information in its entirety and not rely on a single financial measure.

Safe harbor statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the United States Securities Exchange Commission and announcements on the website of the Stock Exchange. All information provided in this announcement is as of the date of this announcement, and WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board
WeRide Inc.
Dr. Tony Xu Han
Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, August 12, 2026

As of the date of this announcement, the Board comprises Dr. Tony Xu Han and Dr. Yan Li as executive Directors, Mr. Ichijo Futakawa and Mr. Jean-François Salles as non-executive Directors, and Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fan-cheong Chan as independent non-executive Directors.

16

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(Expressed in thousands of Renminbi (“RMB”), except for per share data)

		For the six months ended June 30,
	Note	2025	2026
		RMB’ 000	RMB’ 000
Revenue
Product revenue		69,281	112,783
Service revenue		130,334	233,074

Total revenue	4	199,615	345,857

Cost of revenue
Cost of goods sold		(35,461)	(75,578)
Cost of services		(103,095)	(143,806)

Total cost of revenue	6	(138,556)	(219,384)

Gross profit		61,059	126,473

Other net income	5	3,021	22,612
Research and development expenses	6	(644,635)	(797,654)
Administrative expenses	6	(278,942)	(152,066)
Selling expenses	6	(27,780)	(51,891)
Impairment loss on receivables and contract assets		(2,800)	(384)

Operating loss		(890,077)	(852,910)

Net foreign exchange gain/(loss)		5,629	(24,489)
Interest income		74,946	98,506
Fair value changes of financial assets at fair value through profit or loss (“FVTPL”)		23,154	(5,909)
Finance costs		(3,292)	(5,089)

Loss before taxation		(789,640)	(789,891)

Income tax	7	(1,877)	141

Loss for the period		(791,517)	(789,750)

Loss attributable to shareholders of the Company		(791,517)	(789,750)

Loss per ordinary share
Basic and diluted loss per Class A and Class B ordinary share (in RMB)	8	(0.87)	(0.79)

17

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands of RMB)

		For the six months ended June 30,
	Note	2025	2026
		RMB’000	RMB’000
Loss for the period		(791,517)	(789,750)

Other comprehensive income for the period (net of nil tax):
Items that will not be reclassified to profit or loss:
– Exchange differences on translation of financial statements of foreign operations		(29,075)	(153,164)

Items that will be reclassified to profit or loss:
– Exchange differences on translation of financial statements of foreign operations		–	(18,942)

Other comprehensive income for the period		(29,075)	(172,106)

Total comprehensive income for the period		(820,592)	(961,856)

Total comprehensive income attributable to shareholders of the Company		(820,592)	(961,856)

18

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in thousands of RMB)

		As of	As of
		December 31,	June 30,
	Note	2025	2026
		RMB’000	RMB’000
ASSETS
Non-current assets
Property and equipment		378,769	573,233
Right-of-use assets		65,870	139,560
Intangible assets		17,966	16,426
Goodwill		44,758	44,758
Restricted cash – non-current		6,487	10,988
Financial assets at FVTPL – non-current		188,083	252,411
Other non-current assets		23,668	89,964
		725,601	1,127,340
Current assets
Inventories		321,021	439,112
Contract assets		23,305	23,964
Trade receivables	10	462,135	455,765
Prepayments and other receivables	10	269,986	303,486
Prepayments to and amounts due from related parties		9,010	18,217
Financial assets at FVTPL – current		144,252	2,293
Time deposits		301,401	1,099,805
Cash and cash equivalents		6,666,304	4,275,014
Restricted cash – current		12,910	10,420

		8,210,324	6,628,076

Total assets		8,935,925	7,755,416

EQUITY
Class A ordinary shares		69	69
Class B ordinary shares		4	4
Share premium		14,962,531	14,985,114
Treasury shares		–	(684,809)
Reserves		3,223,822	3,170,926
Accumulated losses		(10,286,252)	(11,076,002)

Total equity		7,900,174	6,395,302

19

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

(Expressed in thousands of RMB)

		As of	As of
		December 31,	June 30,
	Note	2025	2026
		RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Lease liabilities – non-current		23,241	95,397
Deferred tax liabilities		3,489	2,991
Other non-current liabilities		7,720	24,994

		34,450	123,382

Current liabilities
Short-term bank loans		324,263	485,047
Trade payables	11	163,000	243,563
Other payables, deposits received and accrued expenses	11	408,357	385,088
Contract liabilities		28,512	48,053
Lease liabilities – current		31,920	35,390
Amounts due to related parties		1,949	7,910
Put option liabilities		43,300	31,681

		1,001,301	1,236,732

Net current assets		7,209,023	5,391,344

Total liabilities		1,035,751	1,360,114

Total equity and liabilities		8,935,925	7,755,416

20

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	GENERAL INFORMATION AND BASIS OF PREPARATION AND PRESENTATION

(a)	General information

WeRide Inc. (the “Company”), an exempted company with limited liability, was incorporated in the Cayman Islands under the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands on March 13, 2017. The Company’s American Depositary Shares (“ADSs”) have been listed on the Nasdaq Stock Market since October 25, 2024 and the Company completed its initial public offering (“IPO”) on October 28, 2024. Each ADS of the Company represents three ordinary shares.

On November 6, 2025, the Company completed its global offering (“Global Offering”) and listing of its Class A ordinary shares, including the Hong Kong Public Offering and the International Offering, on The Stock Exchange of Hong Kong Limited (“HKEX”).

The Company is an investment holding company. The Company, through its wholly-owned subsidiaries (collectively referred to as the “Group”), is principally engaged in providing autonomous driving products and services.

(b)	Basis of preparation and presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2025. They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the annual consolidated financial statements as of and for the year ended December 31, 2025.

2	CHANGES IN ACCOUNTING POLICIES

The IASB has issued a number of amendments to IFRS Accounting Standards that are first effective for the current accounting period. Of these, only the followings are relevant to the Group’s financial statements and the Group has applied these amendments to these condensed consolidated financial statements for the current accounting period.

•	Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments

•	Annual improvements to IFRS Accounting Standards-Volume 11

None of these developments have had a material effect on how the Group’s results and financial position for the current accounting period have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3	SEGMENT REPORTING

For the purpose of resources allocation and performance assessment, the chief operating decision maker (“CODM”) reviews the overall results and financial position of the Group as a whole. Accordingly, the Group has only one operating segment and no further discrete financial information nor analysis of this single segment is presented.

Geographic information

Disaggregation of revenue from contracts with customers are as follows:

	For the six months ended June 30,
	2025	2026
	RMB’ 000	RMB’ 000
Chinese Mainland	152,686	226,558
Overseas regions	46,929	119,299
	199,615	345,857

4	REVENUE

The principal activities of the Group are: (i) L4 business, primarily representing the sales of autonomous driving vehicles and the provision of autonomous driving-related operational and technical support services; and (ii) other businesses, including (a) L2++/ L3 business, representing ADAS research and development (“R&D”) services and (b) AI infrastructure business, mainly representing intelligent data services.

(i)            Disaggregation of revenue

The Group generally sells autonomous driving vehicles to customers with provision of accompanying operational and technical support services. The following table sets forth the breakdown of disaggregation of revenue from contracts with customers by major business lines:

	For the six months ended June 30,
	2025	2026
	RMB’ 000	RMB’ 000
Disaggregated by major business lines:
L4 business	123,932	179,475
Other businesses	75,683	166,382
	199,615	345,857

Disaggregation of revenue from contracts with customers by products or service lines and timing of revenue recognition are as follows:

	For the six months ended June 30,
	2025	2026
	RMB’ 000	RMB’ 000
Disaggregated by major products or service lines:
Autonomous driving-related operational and technical support services	54,651	66,692
Other technology services	75,683	166,382
Provision of services	130,334	233,074
Sales of autonomous driving vehicles	69,281	112,783
	199,615	345,857

Timing of revenue recognition
Point in time	73,335	162,517
Over time	126,280	183,340
	199,615	345,857

5	OTHER NET INCOME

	For the six months ended June 30,
	2025	2026
	RMB’ 000	RMB’ 000
Government grants	450	9,811
Net loss on disposal of non-current assets	(109)	(123)
Individual income tax handling fee refund	2,692	6,429
Others	(12)	6,495
	3,021	22,612

6	EXPENSES BY NATURE

	For the six months ended June 30,
	2025	2026
	RMB’ 000	RMB’ 000
Payroll and employee benefits	693,153	699,775
Cost of inventories	35,461	67,361
Depreciation and amortization	73,027	117,813
Professional services fee	73,656	41,079
Service fee from a related party	32,379	41,920
Outsourcing service fee	61,734	105,314
Utilities and property management fee	24,823	28,795
Listing expense relating to the Global Offering	29,068	–
Others	66,612	118,938
Total cost of revenue, research and development expenses, administrative expenses and selling expenses	1,089,913	1,220,995

Notes:

(i) Payroll and employee benefits:
Salaries, allowances, bonus and benefits in kind	445,452	541,977
Contributions to defined contribution retirement plan	28,179	38,588
Share-based compensation expenses	219,522	119,210
	693,153	699,775

(ii) Depreciation and amortization:
Property and equipment	45,372	88,708
Right-of-use assets	25,417	26,759
Intangible assets	2,238	2,346
	73,027	117,813

7	INCOME TAX

The Group provided income tax expense of RMB1.9 million for the six months ended June 30, 2025, and income tax benefit of RMB0.1 million for the six months ended June 30, 2026, of which the deferred income tax benefits amounting to RMB0.5 million was recognized as a result of reversal of deferred tax liabilities, and current income tax expenses amounting to RMB0.4 million, respectively. Current income tax expenses represented withholding tax levied at 10% on interest income earned by the Company and its subsidiary in Hong Kong from banks located Chinese Mainland, and withholding tax levied at 30% on interest income earned by the Company from banks located the U.S., which are non-PRC or non-U.S. residents according to the relevant rules and regulations of the Chinese Mainland or the U.S.

8	LOSS PER CLASS A AND CLASS B ORDINARY SHARE

(a)	Basic loss per Class A and Class B ordinary share

The calculation of basic loss per Class A and Class B ordinary share is based on the loss attributable to ordinary equity shareholders of the Company divided by weighted-average number of Class A and Class B ordinary shares outstanding.

Holders of the Class A and Class B ordinary shares have the same rights except for conversion and voting rights. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. In respect of matters requiring the votes of shareholders, before March 13, 2026, the holder of Class B ordinary shares was entitled to 40 votes per share, while the holders of Class A ordinary shares entitle to one vote per share. On March 13, 2026, the Extraordinary General Meeting approved the amendment of voting rights of Class B ordinary shares to 10 votes per share.

(i)	Weighted average number of Class A and Class B ordinary shares for the purpose of basic loss per Class A and Class B ordinary share

	For the six months ended June, 30
	2025	2026
	Number of shares ’ 000	Number of shares ’ 000
Issued Class A and Class B ordinary shares as of January 1	826,214	999,268
Effect of ordinary shares issued	30,191	2,239
Effect of Class A ordinary shares surrendered	*	–
Effect of ordinary shares deemed to be in issue	50,451	14,118
Effect of repurchase of Class A ordinary shares	–	(14,544)
Weighted average number of Class A and Class B ordinary shares for the period	906,856	1,001,081

(ii)	Calculations of basic loss per Class A and Class B ordinary share

	For the six months ended June, 30
	2025	2026
Loss attributable to ordinary shareholders of the Company (in RMB’ 000)	(791,517)	(789,750)
Weighted average number of Class A and Class B ordinary shares in issue (in ’ 000)	906,856	1,001,081
Basic loss per Class A and Class B ordinary share (in RMB)	(0.87)	(0.79)

(b)	Diluted loss per Class A and Class B ordinary share

Diluted loss per Class A and Class B ordinary share is calculated by adjusting the weighted average number of Class A and Class B ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares.

There was no difference between basic and diluted loss per Class A and Class B ordinary share for the six months ended June 30, 2025 and 2026 due to the anti-dilutive effects of the share options.

9	INTERIM DIVIDENDS

No interim dividend has been paid or declared by the Company for the six months ended June 30, 2025 and 2026, respectively.

10	TRADE RECEIVABLES, PREPAYMENTS AND OTHER RECEIVABLES

	As of December 31,	As of June 30,
	2025	2026
	RMB’ 000	RMB’ 000
Trade receivables	531,930	521,823
Less: loss allowance	(69,795)	(66,058)
Trade receivables, net of loss allowance	462,135	455,765

Receivables from payments made on behalf of customers, net of allowance	19,593	9,855

Other receivables	19,593	9,855

Trade and other receivables at amortized cost	481,728	465,620

Prepayments to suppliers	109,584	102,822
Refundable value-added tax	106,946	156,671
Others	33,863	34,138

Prepayments and others	250,393	293,631

Prepayments and other receivables	269,986	303,486

Aging analysis

As of the end of each reporting period, the aging analysis of trade receivables based on the invoice date is as follows:

	As of December 31,	As of June 30,
	2025	2026
	RMB’ 000	RMB’ 000
Within 1 year	378,383	410,340
More than 1 year	153,547	111,483
	531,930	521,823

11	TRADE AND OTHER PAYABLES, DEPOSITS RECEIVED AND ACCRUED EXPENSES

	As of December 31,	As of June 30,
	2025	2026
	RMB’ 000	RMB’ 000
Trade payables	163,000	243,563

Government grants received with conditions*	192,019	189,269
Accrued payroll and social insurance	118,413	112,414
Payables for professional services	49,413	19,646
Taxes payable and others	48,512	63,759
Total other payables, deposits received and accrued expenses	408,357	385,088

Trade and other payables, deposits received and accrued expenses measured at amortized cost	571,357	628,651

*	The current portion of government grants received with conditions mainly represent the grants received with certain requirements of operation performance and tax contribution in a specified region.

Aging analysis

As of the end of each reporting period, the aging analysis of trade payables based on the invoice date is as follows:

	As of December 31,	As of June 30,
	2025	2026
	RMB’ 000	RMB’ 000
Within 1 year	154,930	234,824
More than 1 year	8,070	8,739
	163,000	243,563